January 31, 2008

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Finance
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

[redacted]

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel, Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

"Kobe Steel's Consolidated Financial Results Summary for Third Quarter Fiscal 2007(April 1, 2007- December 31, 2007)"

Thank you for your assistance in handling it as required.

Sincerely yours,

櫻井 宏之

Hiroyuki Sakurai
Finance Department
Kobe Steel, Ltd.

Kobe Steel's Consolidated Financial Results Summary for Third Quarter Fiscal 2007 (April 1, 2007 – December 31, 2007)

January 31, 2008

Company name: Kobe Steel, Ltd.
Code number: 5406
Listings: Tokyo, Osaka and Nagoya, Japan
Website: www.kobelco.co.jp
President & CEO: Yasuo Inubushi

(Sums of less than 1 million yen have been omitted.)

1. Consolidated results for nine months ended December 31, 2007

(1) Consolidated operating Results (In millions of yen, unless otherwise indicated)

	9 months ended Dec. 31, 2007	9 months ended Dec. 31, 2006	% change	FY2006 Full year
Net sales	1,539,127	1,358,984	13.3%	1,910,296
Operating income	140.966	146,263	(3.6%)	208,624
Ordinary income	112,520	127,742	(11.9%)	183,278
Net income	68,691	75,987	(9.6%)	109,668
Earnings per share	22.88 yen	24.46 yen		35.36 yen
Diluted earnings per share	–	–		–

(2) Consolidated financial position (In millions of yen, unless otherwise indicated)

	9 months ended Dec. 31, 2007	9 months ended Dec. 31, 2006	FY2006 Full year
Total assets	2,322,580	–	2,241,570
Net assets	652,067	–	636,431
Ratio of shareholders' equity	26.0%	–	26.4%
Net assets per share	200.90 yen	–	194.46 yen

As Kobe Steel began disclosing its quarterly financial position in 1Q FY2007, figures for the nine months ended in December 2006 are unavailable.

2. Dividends

Period	Dividend per share (in yen)		
	Half year	Year end	Full year
FY2006	3.00	4.00	7.00
FY2007	3.50	–	
FY2007 (forecast)	–	3.50	7.00

3. Consolidated forecast for fiscal 2007 (ending March 31, 2008)

(In millions of yen)	Fiscal 2007	% change *
Estimated net sales	2,130,000	11.5%
Estimated operating income	195,000	(6.5%)
Estimated ordinary income	150,000	(18.2%)
Estimated net income	90,000	(17.9%)
Estimated earnings per share	29.98 yen	

* Indicates percentage of change from the previous fiscal year.

4. Other

(1) Changes in material subsidiaries in period under review
(Changes in specified subsidiaries accompanying changes in scope of consolidation): None
(2) Use of simplified accounting method: Yes
(3) Changes in accounting methods from the most recent consolidated fiscal year: Yes
Further details are noted on page 4 in the section entitled "4. Other."

Explanation on the Appropriate Use of the Earnings Forecast and Other Special Items
The earnings forecast made on October 30, 2007 has been revised in this announcement. Details are noted beginning on page 3 in "3. Qualitative Information on Consolidated Earnings Forecast." References in this document to forecasts are based on currently available information as of today. Actual business results may differ considerably due to changeable conditions in the future.

Qualitative Information, Financial Statements and Other Items

1. Qualitative Information on Consolidated Operating Results

With corporate earnings remaining high, private-sector capital investment continued on an upward trend and household incomes continued to gradually rise, leading to firm personal spending. However, housing starts have been falling and Japan's economy has begun to slow down. Meanwhile, the overseas economy, centered on Asia, has been expanding.

In this economic environment, the Kobe Steel group in the nine months ended December 31, 2007 achieved consolidated net sales of 1,539.1 billion yen, up 180.1 billion yen from the same period last year, owing to firm demand for steel, construction machinery and other products. Operating income decreased 5.2 billion yen in comparison to the same period last year to 140.9 billion, due to higher depreciation arising from a change in the depreciation method brought about by tax reforms. Ordinary income decreased 15.2 billion yen from the same period last year to 112.5 billion yen, and net income went down 7.2 billion yen to 68.6 billion yen.

Results by Business Segment

Iron & Steel
Domestic demand for steel products remained strong in the automotive, shipbuilding and other manufacturing industries. Exports continued to be firm backed by expanding world demand. Under these conditions, Kobe Steel increased shipments of steel products, mainly upper-end steel for manufacturing industries, in comparison to the same period last year, by working to meet the active demand. Sales prices, mainly for specialty steel, were also raised, in comparison to the same period last year.

Demand was active for steel castings and forgings used in shipbuilding and titanium products for the aircraft market. As a result, sales of these products went up over the same period last year.

For welding consumables, sales increased in comparison to the same period last year. Demand remained strong from the domestic shipbuilding and automotive industries. Overseas demand continued to be firm from shipbuilders and energy-related projects.

As a result, segment sales increased 12.1% over the same period last year to 677.2 million yen. However, the higher cost of ocean freight for raw materials and the change in the depreciation method led to a decrease of 3.6 billion yen in operating income to 63.8 billion yen.

Wholesale Power Supply
Segment sales increased 2.9% to 51.2 billion yen owing to the higher unit price of electricity brought about by the rise in coal prices. Operating income went down 1.0 billion yen to 13.3 billion yen due to the large amount of maintenance work. The Shinko Kobe Power Station has an electricity generation capacity of 1.4 million kilowatts.

Aluminum & Copper
Shipments of rolled aluminum products increased over the same period last year. The sales volume of aluminum plate used in the production of liquid crystal manufacturing equipment went down as this material continued to be in an adjustment phase. However, shipments were strong for aluminum can stock for beverage containers due to the hot summer and the introduction of new soft drinks by beverage companies. In addition, demand for aluminum automotive panel material and bumper material, as well as for air conditioning fin stock, continued to be firm.

The sales volume of copper rolled products went down in comparison to the same period last year. The main reason was due to falling demand in Japan for copper tube used in air conditioners.

Aluminum castings and forgings saw lower sales in comparison to the same period last year, as the adjustment phase continued for liquid crystal manufacturing equipment.

Under these conditions, overall sales volume increased over the same period last year. While ingot prices were on a downward trend, average ingot prices for the nine-month period remained at a high level and helped push up sales prices. As a result, segment sales increased 15.0% over the same period last year to 339.3 billion yen. However, operating income fell 8.6 billion yen to 17.3 billion yen as high ingot prices, which contributed to higher profits last year, had less of an effect on inventory valuation in the period under review.

Machinery
Due to strong private-sector capital investment, domestic orders continued to be firm for compressors, rolling mills and other products. Overseas, Kobe Steel received an order for a large pellet plant. In addition, capital investments were active in the oil refining, petrochemical and energy fields in the Middle East, Asia and North America. Thus, demand continued to remain high for compressors, plastics processing machinery and heavy-wall pressure vessels.

Owing to strong orders, segment sales increased 10.9% over the same period last year to 192.1 billion yen. Operating income increased 7.2 billion yen over the same period last year to 16.6 billion yen.

Construction Machinery
The domestic market for hydraulic excavators remained firm. Although housing investment was on a downward trend, higher exports of used machines to China and other overseas markets supported new demand for excavators.

The overseas market was also strong, especially in China. The exception was the U.S. market where demand fell due to fewer housing starts. In the crane business, demand also continued to be robust, mainly in the Middle East and Southeast Asia. Due to these factors, segment sales increased 22.9% in comparison to the same period last year to 252.7 billion yen. Operating income increased 8.0 billion yen to 18.3 billion yen.

Real Estate
Segment sales increased 4.6% from the same period last year to 27.4 billion yen, but operating income decreased 800 million yen to 2.8 billion yen due to a change in the variety of real estate transactions.

Electronic Materials & Other Businesses
Due to inventory adjustments of liquid crystal displays and competition from alternative materials, shipments of target material for thin-film wiring went down. As a result, segment sales declined 7.4%, in comparison to the same period last year, to 42.3 billion yen. Operating income decreased 5.7 billion yen to 5.6 billion yen.

2. Qualitative Information on Consolidated Financial Position

Total assets for the nine months ended in December 31, 2007 increased 81.0 billion yen to 2,322.5 billion yen in comparison to the end of March 2007. Net assets rose 15.6 billion yen to 652.0 billion yen compared to the end of March 2007. While retained earnings increased 45.9 billion yen, Kobe Steel repurchased treasury stock, authorized by the board of directors on March 1, 2007, amounting to 20.2 billion yen in value. In addition, net unrealized holding gains on securities decreased 13.5 billion yen. These factors led to a 0.4% decrease in the shareholders' equity ratio to 26.0%.

Due to higher payments of capital investments and other items, debt increased 77.8 billion yen to 820.0 billion yen, in comparison to the end of fiscal 2006 in March 2007.

3. Qualitative Information on Consolidated Earnings Forecast

In comparison to the previous forecast made on October 30, 2007 at the half-year financial results announcement, the Iron & Steel segment and the Machinery segment are anticipated to remain firm, but aluminum and copper ingot prices are forecast to be lower. As a result, Kobe Steel has revised its forecast for the full 2007 fiscal year.

Consolidated net sales are forecast to decrease 20 billion yen to 2,130 billion yen in comparison to the

previous forecast. The sales prices of aluminum and copper products are anticipated to decrease as ingot prices are lower than the previous forecast.

Operating income is anticipated to remain unchanged from the previous forecast at 195 billion yen. Profits in the Iron & Steel segment are expected to be bolstered by the high yen, while the Machinery segment is anticipated to realize higher profits due to cost reductions. However, in the Aluminum & Copper segment, the gain in inventory valuation will be smaller due to lower aluminum and copper ingot prices.

Ordinary income is expected to remain unchanged at 150 billion yen, with net income unchanged at 90 billion yen.

4. Other

(1) Changes in material subsidiaries in period under review
(Changes in specified subsidiaries accompanying changes in scope of consolidation): None

(2) Use of simplified accounting method:
A partial simplified accounting method has been used to report tax expenses and other items.

(3) Changes in accounting methods from the most recent consolidated fiscal year:
Due to a revision of the Corporate Tax Law in fiscal 2007, from the first quarter of fiscal 2007, depreciation of tangible fixed assets acquired on and after April 1, 2007 was posted in accordance with the depreciation method prescribed by the revised Corporate Tax Law. As a result, in comparison to the previous accounting method, depreciation increased 2,203 million yen and ordinary income decreased 1,875 million yen in the first nine months of fiscal 2007.

Additional information:
Due to a revision of the Corporate Tax Law in fiscal 2007, for tangible fixed assets which had been acquired on or before March 31, 2007 and had been depreciated up to the depreciable limits prescribed in the previous law, the remaining book value of the assets will be depreciated over the next five years using the average method, starting from the first quarter of fiscal 2007. As a result, in comparison to the previous accounting method, depreciation rose 8,407 million yen and ordinary income decreased 7,239 million yen, in the first nine months of fiscal 2007.

Investor Relations:
Tel +81 (0)3 5739-6045
Fax +81 (0)3 5739-5973

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN
Email aapress@kobelco.com
Website www.kobelco.co.jp

Media Contact:
Gary Tsuchida
Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email aapress@kobelco.com

5. Summary of Consolidated Financial Statements
(1) Summary of Consolidated Balance Sheets (In millions of yen)

Assets	FY2007 9 months ended Dec. 31, 2007	FY2006 Year ended Mar. 31, 2007
Current assets		
Cash and cash equivalents	83,343	99,667
Notes and accounts receivable	340,994	332,204
Inventories	433,816	367,332
Other	96,326	84,272
Total current assets	954,480	883,478
Fixed assets		
Tangible fixed assets	1,015,744	1,004,769
Intangible fixed assets	17,534	16,791
Investments and other assets	334,820	336,530
Total fixed assets	1,368,099	1,358,091
Total assets	2,322,580	2,241,570
Liabilities and Net Assets		
Current liabilities		
Notes and accounts payable	474,914	492,969
Short-term borrowings	138,208	170,266
Commercial paper	96,000	–
Bonds due within one year	61,259	23,284
Other	248,405	233,925
Total current liabilities	1,018,786	920,445
Long-term liabilities		
Bonds and notes	205,009	233,187
Long-term borrowings	319,602	315,337
Other	127,114	136,168
Total long-term liabilities	651,726	684,692
Total liabilities	1,670,513	1,605,138
Net Assets		
Stockholders' equity		
Common stock	233,313	233,313
Capital surplus	83,272	83,282
Retained earnings	285,133	239,182
Treasury stock, at cost	(51,742)	(31,519)
Total stockholders' equity	549,976	524,258
Valuation and translation adjustments		
Net unrealized holding gains on securities	62,051	75,564
Deferred gains on hedges	948	2,179
Land revaluation	(4,894)	(4,899)
Foreign currency translation adjustments	(5,139)	(5,020)
Total valuation and translation adjustments	52,965	67,823
Minority interests	49,124	44,349
Total net assets	652,067	636,431
Total liabilities and net assets	2,322,580	2,241,570

As Kobe Steel began disclosing quarterly consolidated balance sheets from the first quarter of fiscal 2007, figures for the first nine months of fiscal 2006 are unavailable.

(2) Summary of Consolidated Statements of Income

(In millions of yen)

	FY2007 9 months ended Dec. 31, 2007	FY2006 Year ended Mar. 31, 2007
Net sales	1,539,127	1,910,296
Cost of sales	(1,272,078)	(1,543,158)
Gross profit	267,048	367,138
Selling, general and administrative expenses	(126,082)	(158,513)
Operating income	140,966	208,624
Non-operating income	32,973	52,837
Non-operating expenses	(61,419)	(78,183)
Ordinary income	112,520	183,278
Extraordinary loss	–	(7,903)
Income before income taxes	112,520	175,375
Income taxes	(38,714)	(61,389)
Minority interests in income of subsidiaries	(5,114)	(4,317)
Net income	68,691	109,668

As Kobe Steel began disclosing quarterly consolidated statements of income from the first quarter of fiscal 2007, figures for the first nine months of fiscal 2006 are unavailable.

(3) Segment Information

Quarterly information by business segment
(In millions of yen)

		FY2007 9 months ended Dec. 31,2007	FY2006 9 months ended Dec. 31, 2006
Net sales:	Iron & Steel	677,271	604,106
	Wholesale Power Supply	51,283	49,824
	Aluminum & Copper	339,366	295,212
	Machinery	192,190	173,269
	Construction Machinery	252,772	205,699
	Real Estate	27,408	26,214
	Electronic Materials & Other Businesses	42,302	45,677
	Eliminations	(43,467)	(41,020)
	Consolidated net sales	1,539,127	1,358,984
Operating income:	Iron & Steel	63,826	67,486
	Wholesale Power Supply	13,336	14,364
	Aluminum & Copper	17,389	26,025
	Machinery	16,602	9,324
	Construction Machinery	18,309	10,254
	Real Estate	2,876	3,714
	Electronic Materials & Other Businesses	5,632	11,388
	Eliminations	2,992	3,703
	Consolidated operating income	140,966	146,263

Reference: Fiscal 2006 (April 1, 2006 – March 31, 2007)
(In millions of yen)

		FY2006 Year ended March 31, 2007
Net sales:	Iron & Steel	830,696
	Wholesale Power Supply	66,858
	Aluminum & Copper	397,309
	Machinery	280,946
	Construction Machinery	285,382
	Real Estate	41,362
	Electronic Materials & Other Businesses	63,578
	Eliminations	(55,838)
	Consolidated net sales	1,910,296
Operating income:	Iron & Steel	94,589
	Wholesale Power Supply	18,021
	Aluminum & Copper	34,670
	Machinery	22,132
	Construction Machinery	14,802
	Real Estate	5,314
	Electronic Materials & Other Businesses	14,304
	Eliminations	4,790
	Consolidated operating income	208,624

Supplemental Information

1. Fiscal 2007 Forecast (year ending March 2008)

Consolidated forecast (In billions of yen)

	FY2007 forecast		FY2006 results
	Previous forecast (Oct. 31, 2007)	Current forecast	
Net sales	2,150.0	2,130.0	1,910.2
Operating income	195.0	195.0	208.6
Ordinary income	150.0	150.0	183.2
Extraordinary gain/loss	--	(3.0)*	(7.9)
Net income	90.0	90.0	109.6

* Extraordinary loss from restructuring subsidiaries

2. FY2007 Forecast by Segment (consolidated, in billions of yen)

	FY2007			FY2006	
	Previous forecast	9-month results	Current forecast	9-month results	FY2006 results
Iron & Steel					
Sales	930.0	677.2	930.0	604.1	830.6
Operating income	88.0	63.8	90.0	67.4	94.5
Wholesale Power Supply					
Sales	70.0	51.2	70.0	49.8	66.8
Operating income	18.0	13.3	18.0	14.3	18.0
Aluminum & Copper					
Sales	455.0	339.3	445.0	295.2	397.3
Operating income	22.0	17.3	18.0	26.0	34.6
Machinery					
Sales	300.0	192.1	300.0	173.2	280.9
Operating income	26.0	16.6	28.0	9.3	22.1
Construction Machinery					
Sales	335.0	252.7	335.0	205.6	285.3
Operating income	24.0	18.3	24.0	10.2	14.8
Real Estate					
Sales	45.0	27.4	45.0	26.2	41.3
Operating income	4.5	2.8	4.5	3.7	5.3
Electronic Materials & Other Businesses					
Sales	60.0	42.3	60.0	45.6	63.5
Operating income	8.0	5.6	8.0	11.3	14.3
Eliminations					
Sales	(45.0)	(43.4)	(55.0)	(41.0)	(55.8)
Operating income	4.5	2.9	4.5	3.7	4.7
Total					
Sales	2,150.0	1,539.1	2,130.0	1,358.9	1,910.2
Operating income	195.0	140.9	195.0	146.2	208.6

3. Kobe Steel's Production of Crude Steel and Sales Volume (nonconsolidated)

(in millions of metric tons unless otherwise indicated)

	FY2007		FY2006 results	
	9 months	Full-year forecast	9 months	Full-year results
Crude steel production	6.04	8.10	5.84	7.83
Sales volume	5.08	6.90	4.90	6.58
Export ratio (value basis)	23.5%	23.1%	22.7%	22.8%

Sales Prices of Steel Products (in yen per metric ton)

	FY2007		FY2006	
	9 months	Full-year Forecast	9 months	Full-year forecast
Domestic & export average	77,500	78,000	74,000	74,500

4. Factors Affecting Pretax Ordinary Income (consolidated, in billions of yen)

Comparison of FY2007 and FY2006 First 9 months

	FY2007 9 months	FY2006 9 months	Amount of decrease
Ordinary Income	112.5	127.7	(15.2)

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	27.5	Higher raw material prices	(14.0)
Cost reduction	8.5	Increase in fixed costs	(12.5)
Consolidated subsidiaries &		Refurbishment of blast furnace	(6.0)
equity-valued affiliates	7.0	Change in depreciation method	(10.5)
		Effect of aluminum & copper inventory valuation	(7.0)
		Other	(8.2)
Total	43.0	Total	(58.2)

Comparison of Previous Forecast and Current Forecast for FY2007

	Current forecast	Previous forecast	Amount of change
Ordinary Income	150.0	150.0	(0)

Factors Increasing Profits		Factors Decreasing Profits	
Production & shipments	4.0	Higher raw material prices	(2.5)
Other	1.5	Effect of aluminum & copper inventory valuation	(3.0)
Total	5.5	Total	(5.5)

Reference: Quarterly Steel Production and Sales Volume (nonconsolidated)

Steel Production and Sales Volume (In millions of metric tons unless otherwise indicated)

	FY2007			FY2006			
	1Q	2Q	3Q	1Q	2Q	3Q	4Q
Crude steel	1.99	2.11	1.94	1.88	1.92	2.04	1.99
Sales volume	1.65	1.70	1.73	1.59	1.65	1.66	1.68
Export ratio (value basis)	23.8%	23.9%	22.9%	20.9%	24.0%	23.1%	22.9%

Sales Prices of Steel Products (in yen per metric ton)

	FY2007			FY2006			
	1Q	2Q	3Q	1Q	2Q	3Q	4Q
Domestic & export average	76,500	78,400	77,600	72,800	74,000	75,100	76,100

References in this supplemental material to forecasts are based on currently available information as of today. Actual business results may differ considerably due to various changeable conditions in the future.

-end-

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